

Mail Stop 4631

December 3, 2009

Via U.S. Mail and Facsimile

Mr. Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KT 41076-9753

> **Re: General Cable Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 24, 2009**
> **File No. 333-162688**

Dear Mr. Siverd:

We have reviewed your amended filings and response letter and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 4. Inventories, page 9

1. We note your response to prior comment 4 with regard to your inventory reserve and your compliance with SAB 5:BB. You state that because your raw material inventory turns multiple times per quarter, using a reserve versus the write down method yields the same results. Please provide us with quantitative support that the two methods yield the same result.

2.   Please help us understand your statement that "Raw material inventory turns
        multiple times per quarter". In this regard, we note that your quarterly inventory
        turnover ratio approximates 1 and that the raw materials balance has remained
        relatively constant in each quarter. Quantify the raw materials turnover ratio in
        the quarter ended July 3, 2009.

3.   You state that "at the end of a given quarter, inventory on hand at the beginning
        of the quarter has been relieved from the Company's raw material inventory."
        This appears inconsistent with the LIFO assumption that the initial inventories
        relieved from inventory are the new inventory units purchased during the quarter.
        Thus, the beginning of period LIFO inventory units would presumably also be in
        the ending inventory balance except for any excess of units sold over inventory
        purchases (LIFO liquidation). Please clarify this issue and address your
        compliance with SAB 11:F.

4.   Given that SAB 5:BB precludes LCOM inventory mark-ups, please explain why
        management uses a reserve instead of specifically writing-down the inventory. In
        this regard, we understand that the activity in this reserve is comprised solely of
        the LCOM adjustments. The guidance in SAB 1:M may be relevant.

Parent's Operating Cash Flow

5.   We note your response to prior comment 6 which provides a reconciliation of
        operating cash flows for the $30.8 million in positive operating cash flow for the
        parent. Your response and reconciliation still only presents the non-cash items
        and reconciling items that arrive at your $30.8 million of operating cash flows and
        does not specifically provide us with the cash inflows and outflows that
        essentially make up the $30.8 million. Specifically, what operating cash receipts
        did the company generate in the period? The absence of activity in the
        eliminations column suggests that the Parent did not received any interest,
        dividend or intercompany sales payments from its subsidiaries during the period.

Dividend Classification

6.   We note your response to prior comment 7 with regard to your classification of
        the 2008 dividend. Your response acknowledges that under ASC 230-10-45-
        12(b) the payment should have been classified as an inflow from operating
        activities. Please correct this error when preparing your next 10-K and include all
        disclosures required by ASC 250-10-50-7 through ASC 250-10-50-10.

                        *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or, in her absence, Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748, or in their absence Mellissa Duru, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3757 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Jeffrey Taylor, Esq. *via facsimile at* (215) 832-5579
        Blank Rome LLP
        One Logan Square
        Philadelphia, PA 19103-6998